FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary shares in GlaxoSmithKline plc purchased at a price of £12.67 per share on 15 January 2010, and Ordinary share ADRs in GlaxoSmithKline plc purchased at a price of $41.13 per ADR on 15 January 2010, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 7 January 2010.

	Ordinary shares	ADRs
Mr A P Witty	2.72
Mr J S Heslop	0.01
Dr M M Slaoui	145.25
Mrs C E Bruck Slaoui	29.80
Mr S M Bicknell	77.66
Mr J M Clarke	152.06
Mr M Dunoyer	94.14
Mr E J Gray	166.14
Mr D Learmouth	45.12
Mr W C Louv		27.99
Mr D J Phelan		141.68
Dr D Pulman		81.96
Mr D S Redfern	72.08
Ms C Thomas	54.75
Mr J R Stéphenne	475.69

The Company was advised of this information on 18 January 2010.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Deputy Company Secretary

19 January 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 19, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc